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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and United Airlines Sign Contract for up to 39 E175s

Paris, France, June 17, 2019 – Embraer announced today, at the 53rd International Paris Air Show, that it has signed a contract with United Airlines for up to 39 E175s. The order comprises 20 firm aircraft and 19 options in a 70-seat configuration. The order has a value of USD 1.9 billion, based on Embraer’s current list prices, with all options being exercised. The firm order will be included in Embraer’s 2019 second-quarter backlog. Deliveries are expected to begin in the second quarter of 2020. These aircraft will replace older 70-seat aircraft currently operated by United’s regional partners.

“With this contract, we have the opportunity to continue serving United’s fleet with our class-leading E175 platform,” said Charlie Hillis, Vice President, Sales & Marketing, North America, Embraer Commercial Aviation. “Embraer's dedication to finding solutions that meet our customer's needs is the primary reason we continue to outperform in this market segment.”

“The E175, operated by our regional partners, has proven to be an important part of our fleet as we continue to grow our mainline airline and provide an enhanced customer experience,” said Gerry Laderman, Chief Financial Officer of United Airlines. “As we focus on providing our customers the utmost comfort and convenience, we will rely on aircraft like the E175 to help us achieve our goal of delivering the best experience in the sky.”

Including this new contract, Embraer has sold more than 585 E175s to airlines in North America since January 2013, earning more than 80% of all orders in this 70-76-seat jet segment.

Embraer is the world’s leading manufacturer of commercial aircraft up to 150 seats with more than 100 customers from all over the world. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,500 aircraft have been delivered. Today, E-Jets are flying in the fleet of 75 customers in 50 countries. The versatile 70 to 150-seat family is flying with low-cost airlines as well as with regional and mainline carriers.

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About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer